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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print) Chindata Group Holdings Ltd.	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO 001-39556

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO
		Beijing	People’s Republic of China	100012	AREA CODE	NUMBER
No. 47 Laiguangying East Road, Chaoyang District					8610	59033200

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET	CITY	STATE	ZIP CODE
Qian Xiao	Officer	No. 47 Laiguangying East Road, Chaoyang District	Beijing	People’s Republic of China	100012

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))

American Depositary Shares, each representing two Class A ordinary shares	Morgan Stanley & Co. LLC 1585 Broadway, 5th Floor, New York, NY 10036		500,000 ADSs	US$8,000,000	[1]	March 31, 2021	Nasdaq Global Select Market

INSTRUCTIONS:
1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d) (e)	Issuer’s address, including zip code Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

Approximate date on which the securities are to be sold

(f)
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Ordinary Shares	July 15, 2019	Share subscription for cash payment	Chindata Group Holdings Ltd.	1,000,000	July 15, 2019	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

N/A	N/A	N/A	N/A	N/A

REMARKS:

[1] The Issuer has 730,459,381 outstanding ordinary shares as of March 23, 2021 (an equivalent of 365,229,690.5 ADSs), of which 348,396,061 shares are Class A Ordinary Shares, and 382,063,320 shares are Class B Ordinary Shares. Class B Ordinary Shares can be converted into Class A Ordinary Shares on a one-for-one basis.

[2] Morgan Stanley & Co. LLC is an affiliate of Morgan Stanley Bank, N.A.

[3] In accordance with the procedures described in the Commission’s interpretive letter to Goldman, Sachs & Co. dated December 20, 1999 and the Commission’s interpretive letter to Bank of America N.A., Merrill Lynch, Pierce, Fenner & Smith Inc., dated December 1, 2011, the shares noticed in Section 3(c) of this Form 144 are subject to a prepaid forward sale contracts (the “Contract”) between Stackdata Joy Limited (“Stackdata”) and Morgan Stanley Bank, N.A.. The Contract will provide for an up-front cash payment to Stackdata based upon the then-current market price of the ADSs. Upon the expiration of the Contract (approximately 1 year following the cash payment to Stackdata), Stackdata will be obligated to deliver the number of ADSs underlying the Contract or instead make a cash settlement. Stackdata has pledged the ordinary shares subject to the Contract to secure Stackdata’s obligations thereunder. Any initial hedging activity in connection with the Contract will be conducted by the broker named in Section 3(b).

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

March 31, 2021 DATE OF NOTICE	/s/ Qian Xiao (SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)